UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER

SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

HOLLYWOOD ENTERTAINMENT CORPORATION

(Name of Subject Company)

HOLLYWOOD ENTERTAINMENT CORPORATION

(Name of Person Filing Statement)

Common Stock

(Title of Class of Securities)

436141105

(CUSIP Number of Class of Securities)

Donald J. Ekman

General Counsel and Secretary

Hollywood Entertainment Corporation

9275 SW Peyton Lane

Wilsonville, Oregon 97070

(503) 570-1600

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

Copies To:

Robert J. Moorman Stoel Rives LLP 900 SW Fifth Avenue, Suite 2600 Portland, Oregon 97204-1268 (503) 294-9249	Jonathan K. Layne Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, California 90067-3026 (310) 552-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and supplement Items 3, 4 and 5 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Hollywood Entertainment Corporation (the “Company” or “Hollywood”) on February 17, 2005 and to add additional Exhibits to Item 9 and revise the Exhibit Index accordingly.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 is hereby amended and supplemented as follows:

The last sentence of the first paragraph under the caption “Employment Arrangements and Certain Transactions” is amended to read in its entirety as follows:

A change of control, as defined by the License Agreement, would include both the Offer and the merger contemplated by the agreement and plan of merger between the Company, Movie Gallery, Inc. and its wholly owned subsidiary, TG Holdings, Inc. (the “Merger”), on the completion of either such transaction.

The last sentence of the paragraph under the caption “Change of Control Plan” is amended to read in its entirety as follows:

A change of control, as defined by the Change of Control Plan, would include the Offer and the Merger, if either transaction were to be completed.

The last sentence of the paragraph under the caption “Directors’ Compensation” is amended to read in its entirety as follows:

In addition, Messrs. Cutler and Zebe each received $100,000 as consideration for their service on the Special Committee of the Board that was formed to review, evaluate, respond to and negotiate the terms of potential transactions involving the sale or change of control of the Company, and Mr. Glendenning, who served as Chairman of the Special Committee and devoted additional time to his duties in accordance with the requirements of this position, received $150,000.

Item 4. The Solicitation or Recommendation

Part (b) of Item 4 is hereby amended and restated in its entirety as follows:

(b) Reasons for the Board of Directors’ Recommendation; Background of the Offer

Reasons for the Board of Directors’ Recommendation

In reaching its conclusions set forth above, the Special Committee considered a number of material factors relating to the Offer. The Special Committee placed particular importance on those factors relating to the significant antitrust risk associated with the Offer, specifically:

•	the Special Committee’s belief, based on the advice of its antitrust counsel and in addition to the conditions noted below, that, because of the antitrust issues involved in the Offer, there is a substantial uncertainty as to whether the Offer would be completed at all or could be completed without significant delay. In this regard, the Special Committee noted that the Offer did not propose to shift any of this antitrust risk away from Hollywood’s shareholders, for example by the inclusion of a “reverse termination fee” provision (a provision that would result in compensation to Hollywood if Blockbuster were unable to close the Offer as a result of antitrust regulatory hurdles), nor did Blockbuster propose in the Offer to use all reasonable efforts to close a transaction (including, for example, an undertaking to divest itself of stores, if necessary);

•	the Special Committee’s belief, based on the advice of its antitrust counsel, that (i) there is a significant risk that the Federal Trade Commission (the “FTC”) may seek to block an acquisition of Hollywood by Blockbuster, (ii) there is a substantial possibility that the FTC would be successful in obtaining a preliminary injunction to block an acquisition of Hollywood by Blockbuster, (iii) the Offer does not adequately protect Hollywood shareholders from, or compensate shareholders for, these risks, and (iv) the delays and uncertainties created by the regulatory hurdles and the other conditions to the Offer represent a substantial threat to Hollywood’s business and shareholder value. In arriving at this determination the Special Committee considered the following material factors identified by its antitrust counsel that will likely affect the ability of Blockbuster to obtain antitrust clearance for an acquisition of Hollywood:

•	nearly 1,600 of Hollywood’s stores are located within 2 miles of a Blockbuster store;

•	in many of these local overlap areas, there is no other major video rental store competitor;

•	there is a basis for the FTC to contend that (i) the relevant product market for Hollywood and Blockbuster is the marketing of videos through major video rental stores, (ii) the relevant geographic markets for Hollywood and Blockbuster are the myriad of local areas in which video rental stores compete for the business of local consumers and (iii) other channels of video distribution, such as sell-through retailers (e.g., Wal-Mart), firms that rent videos through the Internet (e.g., Netflix), video-on-demand, pay-per-view, and others, do not place a sufficient constraint on local video rental market competition to discipline a price increase imposed by a combined Blockbuster-Hollywood;

•	the FTC has been more likely to seek divestitures or challenge mergers in recent years where a transaction results in a reduction of the number of competitors from three to two or from two to one in a relevant market, compared to transactions that reduce the number of major competitors to a number equal to or greater than three; if the relevant product market in this transaction is determined to be the marketing of videos through major video rental stores and the relevant geographic market is determined to be the local area in which a major video rental store competes, a Blockbuster-Hollywood transaction would result in such reductions of major video rental store competitors in a substantial number of local geographic markets;

•	there is a basis for the FTC to contend that Blockbuster and Hollywood are each other’s most direct competitor, that they take substantial business away from each other, and that where the two are in close proximity, each affects the other’s pricing decisions;

•	there is a basis for the FTC to contend that rental prices vary from local market to local market and that the primary factors determining price are (i) local demographic conditions and (ii) the presence and pricing of other major video rental store competitors in the local market;

•	there is a basis for the FTC to contend that Hollywood acts as a pricing constraint on Blockbuster and that Blockbuster acts as a pricing constraint on Hollywood in those markets in which Blockbuster and Hollywood are the only two major video rental store competitors;

•	there is a basis for the FTC to contend that entry by another competitor into the large number of markets in which Blockbuster and Hollywood are the only two major video rental store competitors would not be sufficiently timely to discipline a price increase imposed by a combined Blockbuster-Hollywood;

•	there is a basis for the FTC to contend that a divestiture of stores necessary to remedy the large number of competitive overlaps would be so extensive as to render the divestiture unworkable, and/or the required divestiture would be so extensive that it would effectively thwart Blockbuster’s willingness or ability to proceed with the transaction;

•	the FTC issued a request for additional information and documentary material pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“second request”) to Blockbuster and Hollywood in connection with a potential Blockbuster-Hollywood transaction;

•	in a significant majority of cases in which the FTC has initiated a second request in connection with a horizontal merger investigation in recent years, the investigation results in either an abandonment of the transaction, a consent agreement, or a district court challenge;

•	Blockbuster has reserved the right, to the significant detriment of Hollywood shareholders, to terminate the Offer if litigation ensues with the FTC or if a divestiture of any Blockbuster stores or a material amount of Hollywood stores is required;

•	if the FTC initiates litigation to block the transaction, but Blockbuster nevertheless determined to proceed with the Offer, the litigation could result in significant delay before the Offer could close while the preliminary injunction litigation is resolved at the district court and/or appellate level;

•	if the FTC threatens litigation to block the transaction, as it indicated it would with respect to a joint-venture combination explored by Hollywood and Blockbuster in 1999, Blockbuster may terminate the transaction as it did in 1999, to the detriment of Hollywood shareholders; and

•	if the FTC initiates litigation to block the transaction and Blockbuster litigates against the FTC, the court could find that a Blockbuster-Hollywood transaction may substantially lessen competition in a number of markets, based on the precedent established in FTC v. Staples, Inc., 970 F. Supp. 1066 (D.D.C. 1997) and other relevant cases, and therefore that the parties should be enjoined from proceeding with the transaction;

•	the Special Committee’s belief that pursuing a lengthy antitrust approval process related to the Offer could adversely affect Hollywood’s business and operations, due to the uncertainty the process might cause with Hollywood’s customers, employees and suppliers and the time that Hollywood’s management would have to devote to the process;

•	the possibility that, if the merger agreement with Movie Gallery were terminated, and a transaction with Blockbuster were not approved by the FTC, neither Movie Gallery nor any other party would be interested in acquiring Hollywood or, if interested, would be willing to pay the $13.25 per share that Movie Gallery is offering; and

•	the antitrust clearance by the FTC of the Movie Gallery transaction on February 11, 2005 without a second request, eliminating the antitrust regulatory hurdle to the Movie Gallery transaction.

The Special Committee also considered the numerous conditions to which the Offer is subject, including the following:

•	a condition that Blockbuster shall have been given access to Hollywood’s records and personnel, though Hollywood is prohibited under the terms of the merger agreement with Movie Gallery from doing so until Blockbuster signs a confidentiality agreement no less favorable to Hollywood or Movie Gallery than the confidentiality agreement to which Hollywood and Movie Gallery are currently parties. Blockbuster has repeatedly refused to sign such a confidentiality agreement;

•	a condition that a majority in aggregate principal amount of Hollywood’s senior subordinated notes shall have been tendered pursuant to a separate tender offer;

•	a condition that the members of Hollywood’s Board of Directors shall have resigned from their respective directorships prior to the closing of the Offer, and prior to their resignation shall have appointed Blockbuster’s designees as their replacements; and

•	a condition that Blockbuster shall have received financing to close the Offer (the Special Committee noted in particular that the financing commitments that Blockbuster had received expire on July 31, 2005 and that this expiration date was premature given the substantial uncertainty described above as to whether the Offer could be closed without significant delay).

Further, the Special Committee noted that the unsolicited Offer, given Blockbuster’s ample opportunity to participate in the Special Committee’s bid solicitation process, may in part be designed to disrupt the merger with Movie Gallery and harm Hollywood’s business, as much as it was designed to be a real offer for Hollywood.

The Special Committee also considered (i) the fact that the Offer of $14.50 per share of Hollywood common stock, consisting of $11.50 in cash and Blockbuster Class A Common Stock with a value of $3.00, represents a $1.25 premium over the cash consideration to be paid in the merger with Movie Gallery and (ii) the fact that it might be possible for a company with Blockbuster’s knowledge of the industry, financial resources and access to financial and legal advice to potentially find a way to overcome the risks discussed above (although there can be no guarantee Blockbuster would do so). The Special Committee did not compare the Offer with the consideration agreed upon in the earlier Leonard Green & Partners agreements (discussed in “Background of the Offer” below). Instead, it evaluated the merits of the Offer in light of current market conditions and relative to the certainty of the Movie Gallery transaction, which would provide shareholders with $13.25 in cash per share without many of the conditions of the Offer or risks to completion associated with the Offer.

After considering all of the aforementioned factors, the Special Committee concluded that the approximately 9.4% premium being offered in the Offer over the consideration to be paid pursuant to the merger with Movie Gallery would not be sufficient to compensate shareholders for the significant risk that the Offer will never be completed, or for risks associated with any significant delay in completing the Offer, due to the significant risk that the Offer would not receive antitrust approval and the highly conditional nature of the Offer. In short, although the Special Committee did not quantify the value of the relative certainty of the merger with Movie Gallery compared to the completion of the Offer, the Special Committee believed that the relative certainty of the merger with Movie Gallery was more valuable than the 9.4% premium offered in the Offer.

In considering the negative factors relating to the Offer, the Special Committee noted that, if there were any material positive developments relating to the Offer after its recommendation and before the shareholder vote on the Movie Gallery transaction, the Special Committee could reevaluate its recommendation.

In light of the above factors, the Special Committee unanimously concluded that the Offer is inadequate and recommended that Hollywood’s shareholders reject the Offer and not tender their shares to Blockbuster for exchange. After careful consideration of the material factors considered by the Special Committee, the Board of Directors, which consists of the members of the Special Committee plus the one remaining member of the Board of Directors, expressly adopted the Special Committee’s analysis and conclusions.

Accordingly, the Board of Directors unanimously recommends that Hollywood’s shareholders reject the Offer and not tender their shares for exchange pursuant to the Offer.

The foregoing discussion of the information and factors considered by the Special Committee and the Board of Directors is not exhaustive, but it includes all material factors considered. In reaching their determination to reject the Offer, the Special Committee and the Board of Directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Throughout its deliberations, the Special Committee received advice from its legal and financial advisors.

The third to last sentence of the last bullet point beginning on page 14 is deleted and the following is inserted in its place:

The Special Committee reviewed the role of the standstill provision in the market-check process, and discussed the legal and business issues related to that provision. The Special Committee concluded that the inclusion of the standstill provision for all bidders supported a process that would yield the highest possible price for Hollywood’s shareholders by encouraging bidders to submit their best possible offer during the market-check process, knowing that they would be precluded from making another bid for Hollywood after the conclusion of that process. If a bidder knew it could wait and see what the winning bid was in the market-check process, it would be discouraged from submitting its highest and best offer. Further, the inclusion of the standstill provision gave the bidders participating in the market-check process assurance that the process would be fair to all involved.

The second to last bullet point on page 15 is supplemented as follows:

The power given to the Special Committee by the Board of Directors on January 28, 2004 to, among other things, negotiate the terms of any potential transaction was sufficiently broad to permit the Special Committee to determine whether to seek such a waiver.

The second sentence of the last bullet point on page 17 is amended to read in its entirety as follows:

The Special Committee then received a presentation from Lazard, including descriptions of and comparisons to public companies involved in the video rental industry and transactions involving the retail industry, as well as discounted cash flow and leveraged buy-out analyses.

The portion of the “Background of the Offer” under the caption “Market-Check Process; Entry into the Movie Gallery Agreement” is supplemented as follows:

•	On February 15, 2005, the Nasdaq Listing Qualifications Panel (“Panel”) informed Hollywood that its securities would be delisted at the opening of business on February 17, 2005 because Hollywood failed to comply with Marketplace Rules 4350(e) and 4350(g), which require that Hollywood hold an annual shareholder meeting, distribute a proxy statement and solicit proxies for the meeting.

•	On February 16, 2005, Hollywood requested that the Panel reconsider its decision. The Panel agreed to reconsider its decision and to stay the delisting pending its reconsideration. A reconsideration hearing was held the following day.

•	On February 17, 2005, Hollywood filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, and issued a press release announcing that Hollywood’s Board of Directors unanimously recommended that shareholders reject Blockbuster’s unsolicited offer to purchase all of the outstanding shares of Hollywood.

•	On February 18, 2005, Hollywood received a letter from the Chief Counsel of the Nasdaq Office of General Counsel, Listing Qualifications Hearings, informing Hollywood that the Panel determined to continue listing Hollywood’s securities on The Nasdaq National Market subject to specified conditions, including the condition that Hollywood hold an annual meeting on or before March 30, 2005.

•	On February 22, 2005, Hollywood filed with the SEC a revised preliminary proxy statement with respect to the Movie Gallery merger transaction.

•	Also on February 22, Hollywood issued a press release regarding the communications received from Nasdaq.

•	On February 25, 2005, Hollywood issued a press release announcing that the Board unanimously expressed no opinion and remained neutral toward Blockbuster’s unsolicited offer to purchase all of Hollywood’s outstanding 9.625% Senior Subordinated Notes due 2011 and the related consent solicitation. The press release was issued pursuant to Hollywood’s obligations under Rule 14e-2 under the Securities Exchange Act. The press release is filed as Exhibit (a)(3) hereto and incorporated herein by reference.

•	On February 28, 2005, Blockbuster issued a press release in which it announced that the total consideration to be paid for each $1,000 principal amount of Hollywood’s outstanding 9.625% Senior Subordinated Notes due 2011 validly tendered and accepted for payment will be $1,146.24, including a consent payment of $30.00 per $1,000 principal amount of the notes. The purchase price was fixed at 2:00 p.m., New York City time, on February 25, 2005 based on the pricing formula set forth in Blockbuster’s Offer to Purchase and Consent Solicitation Statement with respect to the notes.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Item 5 is hereby amended and supplemented as follows:

The second sentence of the second to last paragraph on page 20 is deleted and the following is inserted in its place:

Under the terms of its engagement, the Company has paid UBS $1,500,000 and has agreed to pay UBS an additional fee estimated at approximately $6,400,000, which is contingent upon the closing of the merger contemplated by the Merger Agreement (as defined below), for its financial advisory services in connection with the merger. The financial advisory services provided by UBS to the Special Committee in connection with the proposed merger with Movie Gallery have included, among others, analysis and advice concerning Movie Gallery’s proposal, assistance in the negotiations with Movie Gallery and assistance with an evaluation of Movie Gallery. UBS will continue to provide similar financial advisory services to the Special Committee as needed in connection with the possible sale of the Company, including analysis and advice concerning any competing proposals.

The first sentence of the last paragraph on page 20 is deleted and the following is inserted in its place:

After consideration of a potential conflict of interest arising from the UBS finance team’s participation in the financing of the potential acquisition by Leonard Green & Partners, on the one hand, and the Special Committee’s engagement of the UBS mergers and acquisitions group as its financial advisor, on the other hand, the Special Committee determined, after consultation with its legal advisors, to engage a separate financial advisor to consider the fairness of any potential transaction with Leonard Green & Partners. Accordingly, the Special Committee retained Lazard Frères & Co. LLC (“Lazard”). The Special Committee believed that its retention of a reputable independent investment bank such as Lazard to provide investment banking services, and to render an opinion as to fairness, if requested to do so, would enable the Special Committee to better assess the fairness of the purchase price offered, to more ably negotiate the terms of the merger agreement and any financing commitment letters, and to better evaluate any proposals that may be delivered to Hollywood after the execution of the merger agreement. Lazard had not been engaged by Hollywood at any time in the past. During the market-check process, and after termination of the amended and restated merger agreement with Leonard Green & Partners, Lazard provided financial advisory services, as well as a fairness opinion, with respect to the Movie Gallery transaction.

The first full sentence on page 21 is amended to read in its entirety as follows:

Additionally, if an acquisition proposal is received by the Company after the date of the Merger Agreement, upon the closing of a transaction with respect to the acquisition proposal, and in connection with financial advisory services with respect to the transaction, 1.5% of the net increase in aggregate equity value shall be payable to Lazard.

Item 9. Exhibits.

Exhibit No.		Document

(a	)(1)	Letter, dated February 17, 2005 to the Company’s shareholders (1)

(a	)(2)	Press Release issued by the Company on February 17, 2005 (1)

(a	)(3)	Press Release issued by the Company on February 25, 2005

(e	)(1)	License Agreement, effective as of January 25, 2001, between the Company and Boards, Inc. (1)

(e	)(2)	Change of Control Plan for Senior Management dated as of February 3, 2001 (1)

(1)	Previously filed as an exhibit to Hollywood Entertainment Corporation’s Schedule 14D-9 filed with the Securities and Exchange Commission on February 17, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hollywood Entertainment Corporation

Date: March 2, 2005	By:	/s/ TIMOTHY R. PRICE
Name: Timothy R. Price
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
(a)(1)	Letter, dated February 17, 2005 to the Company’s shareholders (1)

(a)(2)	Press Release issued by the Company on February 17, 2005 (1)

(a)(3)	Press Release issued by the Company on February 25, 2005

(e)(1)	License Agreement, effective as of January 25, 2001, between the Company and Boards, Inc. (1)

(e)(2)	Change of Control Plan for Senior Management dated as of February 3, 2001 (1)

(1)	Previously filed as an exhibit to Hollywood Entertainment Corporation’s Schedule 14D-9 filed with the Securities and Exchange Commission on February 17, 2005.